Exhibit 1

Agnico-Eagle Announces Amendments to Shareholder Meeting Matters

Stock Symbol: AEM (NYSE and TSX)

Toronto (April 13, 2012) - Agnico-Eagle Mines Limited (“Agnico-Eagle”) (TSX:AEM) (NYSE:AEM) announced today an amendment to a matter which is to be voted upon at its annual and special shareholder meeting scheduled to be held on Friday, April 27, 2012 (the “Meeting”).

The management information circular of Agnico-Eagle dated March 12, 2012 (the “Circular”) indicated that at the Meeting, shareholders will be invited to vote on a resolution approving amendments to Agnico-Eagle’s stock option plan.  At the Meeting, Agnico-Eagle intends to reduce the number of additional shares proposed to be reserved for issuance under the stock option plan from 3,500,000 to 2,500,000.  Accordingly, the authorizing resolution (the “Resolution”) attached as Appendix B to the Circular will be amended such that “26,800,000” in the first paragraph of the Resolution will be replaced with “25,800,000”.  With this reduction, Agnico-Eagle has been advised by ISS Proxy Advisory Services that it will consider amending its proxy analysis report regarding the amendments to the stock option plan to a recommendation that shareholders vote for the Resolution.

Management of Agnico-Eagle recommends that the shareholders vote for the approval of this matter at the Meeting.

About Agnico-Eagle

Agnico-Eagle is a long established, Canadian headquartered gold producer with operations located in Canada, Finland and Mexico and exploration and/or development activities in Canada, Finland, Mexico and the United States.  Agnico-Eagle has full exposure to higher gold prices consistent with its policy of no forward gold sales and maintains a corporate strategy based on increasing shareholders’ exposure to gold on a per share basis.  It has paid a cash dividend for 30 consecutive years.  Agnico-Eagle’s head office is located at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7.

Further information

For further information regarding Agnico-Eagle, contact Investor Relations at info@agnico-eagle.com or call (416) 947-1212.